Exhibit 99.1

CIBC Announces Second Quarter 2022 Results

Toronto, ON – May 26, 2022 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the second quarter ended April 30, 2022.

Second quarter highlights

	Q2/22	Q2/21	Q1/22	YoY Variance	QoQ Variance
Reported Net Income	$1,523 million	$1,651 million	$1,869 million	-8%	-19%
Adjusted Net Income (1)	$1,652 million	$1,666 million	$1,894 million	-1%	-13%
Adjusted pre-provision, pre-tax earnings (1)	$2,343 million	$2,196 million	$2,508 million	+7%	-7%
Reported Diluted Earnings Per Share (EPS) (2)	$1.62	$1.78	$2.01	-9%	-19%
Adjusted Diluted EPS (1)(2)	$1.77	$1.79	$2.04	-1%	-13%
Reported Return on Common Shareholders’ Equity (ROE) (3)	14.0%	17.1%	17.4%
Adjusted ROE (1)(3)	15.2%	17.3%	17.6%
Common Equity Tier 1 (CET1) Ratio (3)	11.7%	12.4%	12.2%

“We delivered well-diversified growth across our bank in the second quarter as we continued to invest to execute our client-focused strategy and further build on our momentum,” said Victor G. Dodig, President and CEO, CIBC. “Across our bank, we are committed to creating enduring value for all our stakeholders – clients, team members, communities and shareholders and we’re making clear progress on all fronts. We are continuing to: invest to enhance client experience and attract and deepen relationships; attract and retain top talent; generate high quality returns for our shareholders; and, create positive change for our communities. In this regard, as we continue to work closely with our clients and all stakeholders in the transition to a lower-carbon economy, in the quarter we furthered our commitment to enabling a more sustainable future by announcing interim targets for emissions reduction in our oil and gas portfolio. As we go forward, we’ll continue to take a purpose-led approach as we navigate the evolving operating environment.”

Results for the second quarter of 2022 were affected by the following items of note aggregating to a negative impact of $0.15 per share:

•

$106 million ($77 million after-tax) in acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans(4) associated with the acquisition of the Canadian Costco credit card portfolio;

•	$45 million ($33 million after-tax) increase in legal provisions; and
•	$24 million ($19 million after-tax) amortization of acquisition-related intangible assets.

Our CET1 ratio(3) was 11.7% at April 30, 2022, compared with 12.2% at the end of the prior quarter. CIBC’s leverage ratio(3) at April 30, 2022 was 4.2%.

CIBC announced an increase in its quarterly common share dividend from $0.805 per share to $0.830 per share for the quarter ending July 31, 2022.

Core business performance

Canadian Personal and Business Banking reported net income of $496 million for the second quarter, down $107 million or 18% from the second quarter a year ago, primarily due to a higher provision for credit losses and higher expenses, partially offset by higher revenue. Adjusted pre-provision, pre-tax earnings(1) were $962 million, up $79 million from the second quarter a year ago, mainly due to higher revenue driven by volume growth, including the acquisition of the Canadian Costco credit card portfolio, and higher fee income, partially offset by higher expenses. Expenses were higher due to higher spending on strategic initiatives, including the Canadian Costco credit card portfolio, a favourable commodity tax adjustment in the prior year quarter and employee-related compensation.

Canadian Commercial Banking and Wealth Management reported net income of $480 million for the second quarter, up $81 million or 20% from the second quarter a year ago, primarily due to higher revenue, partially offset by higher expenses and lower provision reversal. Adjusted pre-provision, pre-tax earnings(1) were $648 million, up $121 million from the second quarter a year ago, primarily due to strong volume growth, higher fee revenue and higher product spreads in commercial banking, while wealth management revenue benefitted from growth in asset balances driven by market appreciation and net sales. Higher expenses were primarily driven by performance-based compensation reflecting favourable business results and higher spending on strategic initiatives.

U.S. Commercial Banking and Wealth Management reported net income of $180 million (US$142 million) for the second quarter, down $36 million (down US$31 million) from the second quarter a year ago, primarily due to higher provision for credit losses and higher expenses, partially offset by higher revenue. Adjusted pre-provision, pre-tax earnings(1) were $288 million (US$228 million), up $9 million (up US$5 million) from the second quarter a year ago due to higher revenue, primarily driven by volume growth and higher fees, partially offset by higher employee-related and performance-based compensation and business development costs.

(1)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.
(2)	CIBC completed a two-for-one share split of CIBC common shares effective at the close of business on May 13, 2022. All per common share amounts in this news release reflect the Share Split.
(3)

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our Report to Shareholders for the second quarter of 2022 available on SEDAR at www.sedar.com.

(4)

Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery and communication costs. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables. Provision for credit losses for performing loans associated with the acquisition of the Canadian Costco credit card portfolio include the stage 1 expected credit loss (ECL) allowance established immediately after the acquisition date and the impact of the migration of stage 1 accounts to stage 2 during the second quarter of 2022.

CIBC Second Quarter 2022 News Release  1

Capital Markets reported net income of $540 million for the second quarter, up $45 million or 9% from the second quarter a year ago, primarily due to higher revenues, partially offset by higher expenses. Adjusted pre-provision, pre-tax earnings(1) were up $68 million or 10% from the second quarter a year ago, due to higher revenue from our global markets and direct financial services businesses, partially offset by lower revenue in corporate and investment banking, and higher expenses. Expenses were up due to continued higher spending on strategic initiatives and higher employee-related compensation.

Credit quality

Provision for credit losses was $303 million, up $271 million from the same quarter last year. The current quarter included a provision for credit losses on performing loans largely due to the acquisition of the Canadian Costco credit card portfolio while the same quarter last year included a provision reversal reflective of a favourable change in our economic outlook. Provision for credit losses on impaired loans was down mainly attributable to Canadian Personal and Business Banking.

(1)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

2  CIBC Second Quarter 2022 News Release

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (International Financial Reporting Standards), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note from reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our Report to Shareholders for the second quarter of 2022 available on SEDAR at www.sedar.com.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,143	$1,303	$591	$1,316	$23	$5,376	$467
Provision for (reversal of) credit losses	273	(4)	55	(14)	(7)	303	43
Non-interest expenses	1,197	655	320	592	350	3,114	253
Income (loss) before income taxes	673	652	216	738	(320)	1,959	171
Income taxes	177	172	36	198	(147)	436	29
Net income (loss)	496	480	180	540	(173)	1,523	142
Net income attributable to non-controlling interests	-	-	-	-	5	5	-
Net income (loss) attributable to equity shareholders	496	480	180	540	(178)	1,518	142
Diluted EPS ($) (1)						$1.62
Impact of items of note (2)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	$(4)	$-	$-	$-	$-	$(4)	$-
Impact of items of note on revenue	(4)	-	-	-	-	(4)	-
Provision for (reversal of) credit losses
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	$(94)	$-	$-	$-	$-	$(94)	$-
Impact of items of note on provision for (reversal of) credit losses	(94)	-	-	-	-	(94)	-
Non-interest expenses
Amortization of acquisition-related intangible assets	$(4)	$-	$(17)	$-	$(3)	$(24)	$(14)
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	(16)	-	-	-	-	(16)	-
Increase in legal provisions	-	-	-	-	(45)	(45)	-
Impact of items of note on non-interest expenses	(20)	-	(17)	-	(48)	(85)	(14)
Total pre-tax impact of items of note on net income	110	-	17	-	48	175	14
Income taxes
Amortization of acquisition-related intangible assets	-	-	5	-	-	5	4
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	29	-	-	-	-	29	-
Increase in legal provisions	-	-	-	-	12	12	-
Impact of items of note on income taxes	29	-	5	-	12	46	4
Total after-tax impact of items of note on net income	81	-	12	-	36	129	10
Impact of items of note on diluted EPS ($) (1)						$0.15
Operating results – adjusted (4)
Total revenue – adjusted (5)	$2,139	$1,303	$591	$1,316	$23	$5,372	$467
Provision for (reversal of) credit losses – adjusted	179	(4)	55	(14)	(7)	209	43
Non-interest expenses – adjusted	1,177	655	303	592	302	3,029	239
Income (loss) before income taxes – adjusted	783	652	233	738	(272)	2,134	185
Income taxes – adjusted	206	172	41	198	(135)	482	33
Net income (loss) – adjusted	577	480	192	540	(137)	1,652	152
Net income attributable to non-controlling interests – adjusted	-	-	-	-	5	5	-
Net income (loss) attributable to equity shareholders – adjusted	577	480	192	540	(142)	1,647	152
Adjusted diluted EPS ($) (1)						$1.77

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)	Items of note are removed from reported results to calculate adjusted results.
(3)

Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery and communication costs. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables. Provision for credit losses for performing loans associated with the acquisition of the Canadian Costco credit card portfolio include the stage 1 ECL allowance established immediately after the acquisition date and the impact of the migration of stage 1 accounts to stage 2 during the second quarter of 2022.

(4)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(5)

CIBC total results excludes a taxable equivalent basis (TEB) adjustment of $53 million (January 31, 2022: $59 million; April 30, 2021: $51 million) and $112 million for the six months ended April 30, 2022 (April 30, 2021: $105 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB.

CIBC Second Quarter 2022 News Release  3

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,183	$1,297	$609	$1,304	$105	$5,498	$479
Provision for (reversal of) credit losses	98	(4)	28	(38)	(9)	75	22
Non-interest expenses	1,152	673	318	596	284	3,023	250
Income (loss) before income taxes	933	628	263	746	(170)	2,400	207
Income taxes	246	166	37	203	(121)	531	29
Net income (loss)	687	462	226	543	(49)	1,869	178
Net income attributable to non-controlling interests	-	-	-	-	5	5	-
Net income (loss) attributable to equity shareholders	687	462	226	543	(54)	1,864	178
Diluted EPS ($) (1)						$2.01
Impact of items of note (2)
Non-interest expenses
Amortization of acquisition-related intangible assets	$-	$-	$(17)	$-	$(3)	$(20)	$(13)
Acquisition and integration-related costs (3)	(13)	-	-	-	-	(13)	-
Impact of items of note on non-interest expenses	(13)	-	(17)	-	(3)	(33)	(13)
Total pre-tax impact of items of note on net income	13	-	17	-	3	33	13
Income taxes
Amortization of acquisition-related intangible assets	-	-	4	-	1	5	3
Acquisition and integration-related costs (3)	3	-	-	-	-	3	-
Impact of items of note on income taxes	3	-	4	-	1	8	3
Total after-tax impact of items of note on net income	10	-	13	-	2	25	10
Impact of items of note on diluted EPS ($) (1)						$0.03
Operating results – adjusted (4)
Total revenue – adjusted (5)	$2,183	$1,297	$609	$1,304	$105	$5,498	$479
Provision for (reversal of) credit losses – adjusted	98	(4)	28	(38)	(9)	75	22
Non-interest expenses – adjusted	1,139	673	301	596	281	2,990	237
Income (loss) before income taxes – adjusted	946	628	280	746	(167)	2,433	220
Income taxes – adjusted	249	166	41	203	(120)	539	32
Net income (loss) – adjusted	697	462	239	543	(47)	1,894	188
Net income attributable to non-controlling interests – adjusted	-	-	-	-	5	5	-
Net income (loss) attributable to equity shareholders – adjusted	697	462	239	543	(52)	1,889	188
Adjusted diluted EPS ($) (1)						$2.04

See previous page for footnote references.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.
$ millions, for the three months ended April 30, 2021	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$1,941	$1,135	$532	$1,194	$130	$4,932	$425
Provision for (reversal of) credit losses	65	(18)	(12)	(11)	8	32	(10)
Non-interest expenses	1,058	608	271	538	281	2,756	217
Income (loss) before income taxes	818	545	273	667	(159)	2,144	218
Income taxes	215	146	57	172	(97)	493	45
Net income (loss)	603	399	216	495	(62)	1,651	173
Net income attributable to non-controlling interests	-	-	-	-	4	4	-
Net income (loss) attributable to equity shareholders	603	399	216	495	(66)	1,647	173
Diluted EPS ($) (1)						$1.78
Impact of items of note (2)
Non-interest expenses
Amortization of acquisition-related intangible assets	$-	$-	$(18)	$-	$(2)	$(20)	$(15)
Impact of items of note on non-interest expenses	-	-	(18)	-	(2)	(20)	(15)
Total pre-tax impact of items of note on net income	-	-	18	-	2	20	15
Income taxes
Amortization of acquisition-related intangible assets	-	-	5	-	-	5	4
Impact of items of note on income taxes	-	-	5	-	-	5	4
Total after-tax impact of items of note on net income	-	-	13	-	2	15	11
Impact of items of note on diluted EPS ($) (1)						$0.01
Operating results – adjusted (4)
Total revenue – adjusted (5)	$1,941	$1,135	$532	$1,194	$130	$4,932	$425
Provision for (reversal of) credit losses – adjusted	65	(18)	(12)	(11)	8	32	(10)
Non-interest expenses – adjusted	1,058	608	253	538	279	2,736	202
Income (loss) before income taxes – adjusted	818	545	291	667	(157)	2,164	233
Income taxes – adjusted	215	146	62	172	(97)	498	49
Net income (loss) – adjusted	603	399	229	495	(60)	1,666	184
Net income attributable to non-controlling interests – adjusted	-	-	-	-	4	4	-
Net income (loss) attributable to equity shareholders – adjusted	603	399	229	495	(64)	1,662	184
Adjusted diluted EPS ($) (1)						$1.79

See previous page for footnote references.

4  CIBC Second Quarter 2022 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the six months ended April 30, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$4,326	$2,600	$1,200	$2,620	$128	$10,874	$946
Provision for (reversal of) credit losses	371	(8)	83	(52)	(16)	378	65
Non-interest expenses	2,349	1,328	638	1,188	634	6,137	503
Income (loss) before income taxes	1,606	1,280	479	1,484	(490)	4,359	378
Income taxes	423	338	73	401	(268)	967	58
Net income (loss)	1,183	942	406	1,083	(222)	3,392	320
Net income attributable to non-controlling interests	-	-	-	-	10	10	-
Net income (loss) attributable to equity shareholders	1,183	942	406	1,083	(232)	3,382	320
Diluted EPS ($) (1)						$3.64
Impact of items of note (2)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	$(4)	$-	$-	$-	$-	$(4)	$-
Impact of items of note on revenue	(4)	-	-	-	-	(4)	-
Provision for (reversal of) credit losses
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	$(94)	$-	$-	$-	$-	$(94)	$-
Impact of items of note on provision for (reversal of) credit losses	(94)	-	-	-	-	(94)	-
Non-interest expenses
Amortization of acquisition-related intangible assets	$(4)	$-	$(34)	$-	$(6)	$(44)	$(27)
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	(29)	-	-	-	-	(29)	-
Increase in legal provisions	-	-	-	-	(45)	(45)	-
Impact of items of note on non-interest expenses	(33)	-	(34)	-	(51)	(118)	(27)
Total pre-tax impact of items of note on net income	123	-	34	-	51	208	27
Income taxes
Amortization of acquisition-related intangible assets	-	-	9	-	1	10	7
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	32	-	-	-	-	32	-
Increase in legal provisions	-	-	-	-	12	12	-
Impact of items of note on income taxes	32	-	9	-	13	54	7
Total after-tax impact of items of note on net income	91	-	25	-	38	154	20
Impact of items of note on diluted EPS ($) (1)						$0.17
Operating results – adjusted (4)
Total revenue – adjusted (5)	$4,322	$2,600	$1,200	$2,620	$128	$10,870	$946
Provision for (reversal of) credit losses – adjusted	277	(8)	83	(52)	(16)	284	65
Non-interest expenses – adjusted	2,316	1,328	604	1,188	583	6,019	476
Income (loss) before income taxes – adjusted	1,729	1,280	513	1,484	(439)	4,567	405
Income taxes – adjusted	455	338	82	401	(255)	1,021	65
Net income (loss) – adjusted	1,274	942	431	1,083	(184)	3,546	340
Net income attributable to non-controlling interests – adjusted	-	-	-	-	10	10	-
Net income (loss) attributable to equity shareholders – adjusted	1,274	942	431	1,083	(194)	3,536	340
Adjusted diluted EPS ($) (1)						$3.81

See previous pages for footnote references.

CIBC Second Quarter 2022 News Release  5

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the six months ended April 30, 2021	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$3,966	$2,223	$1,093	$2,368	$245	$9,895	$862
Provision for (reversal of) credit losses	119	15	33	(6)	18	179	25
Non-interest expenses	2,144	1,180	551	1,060	547	5,482	435
Income (loss) before income taxes	1,703	1,028	509	1,314	(320)	4,234	402
Income taxes	448	275	105	326	(196)	958	83
Net income (loss)	1,255	753	404	988	(124)	3,276	319
Net income attributable to non-controlling interests	-	-	-	-	8	8	-
Net income (loss) attributable to equity shareholders	1,255	753	404	988	(132)	3,268	319
Diluted EPS ($) (1)						$3.55
Impact of items of note (2)
Non-interest expenses
Amortization of acquisition-related intangible assets	$-	$-	$(35)	$-	$(5)	$(40)	$(28)
Impact of items of note on non-interest expenses	-	-	(35)	-	(5)	(40)	(28)
Total pre-tax impact of items of note on net income	-	-	35	-	5	40	28
Income taxes
Amortization of acquisition-related intangible assets	-	-	10	-	-	10	8
Impact of items of note on income taxes	-	-	10	-	-	10	8
Total after-tax impact of items of note on net income	-	-	25	-	5	30	20
Impact of items of note on diluted EPS ($) (1)						$0.04
Operating results – adjusted (4)
Total revenue – adjusted (5)	$3,966	$2,223	$1,093	$2,368	$245	$9,895	$862
Provision for (reversal of) credit losses – adjusted	119	15	33	(6)	18	179	25
Non-interest expenses – adjusted	2,144	1,180	516	1,060	542	5,442	407
Income (loss) before income taxes – adjusted	1,703	1,028	544	1,314	(315)	4,274	430
Income taxes – adjusted	448	275	115	326	(196)	968	91
Net income (loss) – adjusted	1,255	753	429	988	(119)	3,306	339
Net income attributable to non-controlling interests – adjusted	-	-	-	-	8	8	-
Net income (loss) attributable to equity shareholders – adjusted	1,255	753	429	988	(127)	3,298	339
Adjusted diluted EPS ($) (1)						$3.59

See previous pages for footnote references.

6  CIBC Second Quarter 2022 News Release

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2022	Net income (loss)	$496	$480	$180	$540	$(173)	$1,523	$142
Apr. 30	Add: provision for (reversal of) credit losses	273	(4)	55	(14)	(7)	303	43
	Add: income taxes	177	172	36	198	(147)	436	29
	Pre-provision (reversal), pre-tax earnings (losses) (1)	946	648	271	724	(327)	2,262	214
	Pre-tax impact of items of note (2)(3)	16	-	17	-	48	81	14
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (4)	$962	$648	$288	$724	$(279)	$2,343	$228
2022	Net income (loss)	$687	$462	$226	$543	$(49)	$1,869	$178
Jan. 31	Add: provision for (reversal of) credit losses	98	(4)	28	(38)	(9)	75	22
	Add: income taxes	246	166	37	203	(121)	531	29
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,031	624	291	708	(179)	2,475	229
	Pre-tax impact of items of note (2)	13	-	17	-	3	33	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (4)	$1,044	$624	$308	$708	$(176)	$2,508	$242
2021	Net income (loss)	$603	$399	$216	$495	$(62)	$1,651	$173
Apr. 30	Add: provision for (reversal of) credit losses	65	(18)	(12)	(11)	8	32	(10)
	Add: income taxes	215	146	57	172	(97)	493	45
	Pre-provision (reversal), pre-tax earnings (losses) (1)	883	527	261	656	(151)	2,176	208
	Pre-tax impact of items of note (2)	-	-	18	-	2	20	15
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (4)	$883	$527	$279	$656	$(149)	$2,196	$223

$ millions, for the six months ended
2022	Net income (loss)	$1,183	$942	$406	$1,083	$(222)	$3,392	$320
Apr. 30	Add: provision for (reversal of) credit losses	371	(8)	83	(52)	(16)	378	65
	Add: income taxes	423	338	73	401	(268)	967	58
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,977	1,272	562	1,432	(506)	4,737	443
	Pre-tax impact of items of note (2)(3)	29	-	34	-	51	114	27
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (4)	$2,006	$1,272	$596	$1,432	$(455)	$4,851	$470
2021	Net income (loss)	$1,255	$753	$404	$988	$(124)	$3,276	$319
Apr. 30	Add: provision for (reversal of) credit losses	119	15	33	(6)	18	179	25
	Add: income taxes	448	275	105	326	(196)	958	83
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,822	1,043	542	1,308	(302)	4,413	427
	Pre-tax impact of items of note (2)	-	-	35	-	5	40	28
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (4)	$1,822	$1,043	$577	$1,308	$(297)	$4,453	$455

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)

Excludes the impact of the provision for credit losses for performing loans from the acquisition of the Canadian Costco credit card portfolio, as the amount is included in the add back of provision for (reversal) of credit losses.

(4)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

CIBC Second Quarter 2022 News Release 7

Making a difference in our communities

At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter we:

•

Approved close to $3,000,000 in loans of the $13,000,000 we have committed over the next four years to the Black Entrepreneur Program launched in January 2022 to support those seeking help getting their business off the ground or bringing them to the next level.

•

Made a financial contribution of $500,000 to support humanitarian relief efforts in Ukraine and help Ukrainians seeking to resettle in Canada. Additionally, Team CIBC employees have personally donated more than $130,000 to-date to organizations providing humanitarian aid. CIBC continues to offer our Welcome to Canada package to Ukrainians as they look for temporary or permanent residency in Canada, as well as career opportunities, financial assistance and special banking offers. More information can be found on our resource webpage.

•

Announced that the CIBC Foundation is now accepting applications for funding from charitable organizations. The CIBC Foundation aims to disperse 5 per cent of its total assets annually to advance social and economic equity by creating greater access to opportunities, including improving education and employment outcomes for underserved communities by focusing on financial education, reskilling, upskilling, and addressing the digital divide.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s second quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the United States (U.S.) Securities and Exchange Commission a certification relating to CIBC’s second quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the coronavirus (COVID-19) pandemic and the war in Ukraine on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence, continuance or intensification of public health emergencies, such as the COVID-19 pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other environmental and social risks; inflationary pressures; global supply-chain disruptions; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2021 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

8   CIBC Second Quarter 2022 News Release

Conference Call/Webcast

The conference call will be held at 7:30 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 8335491#) and French (514-392-1587, or toll-free 1-877-395-0279, passcode 7008374#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2022 second quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 1725009#) and French (514-861-2272 or 1-800-408-3053, passcode 8504384#) until 11:59 p.m. (ET) June 26, 2022. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, Senior Vice-President	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

CIBC Second Quarter 2022 News Release 9